COMMISSION FILE No. 1-8887

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☐              Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

I

The documents listed below in this Section and filed as Exhibits 4.217 to 4.219 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated into the following registration statements under the Securities Act of 1933 of TransCanada PipeLines Limited.

Form	Registration No.
S-8	33-00958
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132

4.217                     Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2003.

4.218                     Consolidated comparative interim unaudited financial statements of the registrant for the period ended March 31, 2003 (included in the registrant’s First Quarter 2003 Report to Shareholders).

4.219                     U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s First Quarter 2003 Report to Shareholders.

II

The documents listed below in this Section and in the Exhibit Index to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form F-10 under the Securities Act of 1933 (Reg. No. 333-101140) of TransCanada PipeLines Limited as additional Exhibits having the reference numbers indicated.

4.217                     Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2003.

4.218                     Consolidated comparative interim unaudited financial statements of the registrant for the period ended March 31, 2003 (included in the registrant’s First Quarter 2003 Report to Shareholders).

4.219                     U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s First Quarter 2003 Report to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

By:	“Russell K. Girling”
Russell K. Girling
Executive Vice-President, Corporate
Development and Chief Financial Officer

By:	“Lee G. Hobbs”
Lee G. Hobbs
Controller

April 28, 2003

Certificate Pursuant to Section 302

Of the Sarbanes-Oxley Act

I, Harold N. Kvisle, certify that:

1.                                       I, Harold N. Kvisle have reviewed this quarterly report on Form 6-K of TransCanada PipeLines Limited;

2.                                       Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)                                      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)                                     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c)                                      presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)                                      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)                                     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated April 25, 2003

/ s /	Harold N. Kvisle
Harold N. Kvisle
President and Chief Executive Officer

Certificate Pursuant to Section 302

Of the Sarbanes-Oxley Act

I, Russell K. Girling, certify that:

1.                           I, Russell K. Girling have reviewed this quarterly report on Form 6-K of TransCanada PipeLines Limited;

2.                           Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.                           Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.                           The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)                                      designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)                                     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c)                                      presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                           The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)                                      all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)                                     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                           The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated April 25, 2003

/ s /	Russell K. Girling
Russell K. Girling
Executive Vice-President, Corporate Development and
Chief Financial Officer

EXHIBIT INDEX

4.217                     Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2003.

4.218                     Consolidated comparative interim unaudited financial statements of the registrant for the period ended March 31, 2003 (included in the registrant’s First Quarter 2003 Report to Shareholders).

4.219                     U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s First Quarter 2003 Report to Shareholders.

4.220                     Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

4.221                     Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

NewsRelease

Focus and Discipline Result in Strong TransCanada
First Quarter Performance

Board declares 158th consecutive dividend

CALGARY, Alberta – April 25, 2003 – (TSE: TRP) (NYSE: TRP)

First Quarter 2003 Financial Highlights

(All financial figures are in Canadian dollars unless noted otherwise)

•                  TransCanada PipeLines Limited’s net income applicable to common shares for the first quarter 2003 was $208 million or $0.43 per share compared to $187 million or $0.39 per share for the first quarter 2002.  The approximate 11 per cent increase in first quarter 2003 net income is primarily due to higher earnings from the Power business and reduced net expenses in the Corporate segment, partially offset by lower earnings from the Transmission segment.

•                  Funds generated from operations for the first quarter 2003 were $457 million compared to $455 million for the same period last year.

•                  TransCanada’s Board of Directors today declared a quarterly dividend of $0.27 per share for the quarter ended June 30, 2003 on the outstanding common shares.  This is the 158th consecutive quarterly dividend on TransCanada’s common shares and is payable on July 31, 2003 to shareholders of record at the close of business on June 30, 2003.  The Board also declared regular dividends on TransCanada’s preferred shares.

“Our strong financial performance this quarter continues to be a direct result of our focus and discipline in implementing our key strategies,” said Hal Kvisle, TransCanada’s chief executive officer.  “We will continue to maintain and utilize our strong financial position as a solid platform for growth and value creation in our core businesses.”

First Quarter 2003 Developments

In the first quarter, TransCanada completed its acquisition of a 31.6 per cent interest in Bruce Power L.P. for approximately $376 million plus closing adjustments.  TransCanada also funded a one-third share ($75 million) of a $225 million accelerated deferred rent payment to Ontario Power Generation.  Bruce Power L.P. is a tenant under a lease on the Bruce nuclear power facility in Ontario.  The lease expires in 2018 with an option to extend the lease by up to 25 years.

“Our investment in Bruce Power L.P. is an excellent example of our focused and disciplined approach to growth,” said Mr. Kvisle.  “Bruce is one of the largest and most efficient power generation facilities in North America and located in one of the largest power markets.  Our Bruce investment is consistent with our objective of building a balanced portfolio of low-cost power generation assets.”

Mr. Kvisle said strong power prices and excellent operating performance contributed significantly to solid first quarter results from Bruce Power L.P. He also noted that in the first quarter since the acquisition in February 2003, Bruce Power L.P. contributed $27 million after tax of equity income to TransCanada while achieving an average selling price of $63 per megawatt hour.

In February, TransCanada, through its subsidiary NOVA Gas Transmission Ltd. (NGTL) reached a one-year settlement regarding the 2003 revenue requirement for TransCanada’s Alberta System.  The one-year settlement establishes NGTL’s fixed revenue requirement for 2003 ($1.277 billion for 2003 versus $1.347 billion in 2002.)  TransCanada estimates this change will decrease net earnings on the Alberta System by approximately $40 million after tax, as compared to 2002.

The settlement is currently before the Alberta Energy and Utilities Board for approval together with the Alberta System 2003 Tariff Settlement, which includes proposed modifications to rate design and an application for a new service.

“We believe negotiations leading to this settlement were significantly influenced by the June 2002 National Energy Board (NEB) decision on our Canadian Mainline Fair Return application,” said Mr. Kvisle.  “While there remain many complex issues in the current regulatory environment, we are committed to working collaboratively with our customers to try and resolve those issues and move forward.”

In March, TransCanada applied to the Federal Court of Appeal for leave to appeal the NEB’s RH-R-1-2002 Decision issued February 20, 2003.  In this Decision, the NEB dismissed TransCanada’s September 2002 request for a Review and Variance of the NEB’s June 2002 RH-4-2001 Decision on the company’s Fair Return application.

“We continue to be concerned with the effect of the NEB Decision on TransCanada’s ability to obtain a fair return on our investment in our Canadian Mainline,” said Mr. Kvisle.

Also in the first quarter, TransCanada’s Board of Directors unanimously recommended common shareholders vote in favour of a proposal to create a new holding company — TransCanada Corporation — to become the parent of TransCanada PipeLines Limited.  The proposal will be voted on today at TransCanada’s Annual and Special Meeting of Shareholders.  TransCanada will announce the results of the vote after the Meeting.

“TransCanada is embarking on the rest of the year and the future with a strong balance sheet, clear strategies and a capable and enthusiastic team,” said Mr Kvisle.  “We look forward to maintaining our focus on our core strategies with an emphasis on well-planned, well-executed growth that creates value for our shareholders while preserving our financial strength.”

Annual Meeting of Shareholders and Teleconference

TransCanada will hold its Annual and Special Meeting of Shareholders beginning today at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern).  The meeting will take place at the Roundup Centre (13th Avenue and Third Street S.E.) in Calgary, Alberta.  A live audio Web cast of the meeting will be available on TransCanada’s Web site at www.transcanada.com beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern).  The meeting Web cast will be archived and available for replay.

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the first quarter 2003 financial results and general developments and issues concerning the company.  Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call.  No pass code is required.  A replay of the teleconference will be available two hours after the conclusion of the call until midnight, May 2, 2003, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1402789.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts.  A question and answer period for members of the media unable to attend the Annual and Special Meeting of Shareholders will immediately follow.  A live audio Web cast of the teleconference will also be available on TransCanada’s Web site.  The teleconference Web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company.  We are focused on natural gas transmission and power services with employees who are expert in these businesses.  Our network of approximately 38,000 kilometres of pipeline transports the majority of western Canada’s natural gas production to the fastest growing markets in Canada and the United States.  TransCanada has interests in more than 4,000 megawatts of power - an equal amount of power can meet the needs of about four million average households.  Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges.  Visit us on the internet at www.transcanada.com for more information.

First Quarter 2003 Financial Highlights

(unaudited)

Operating Results (millions of dollars)	Three months ended March 31
	2003	2002

Revenues	1,336	1,246

Net Income Applicable to Common Shares	208	187

Cash Flow
Funds generated from operations	457	455
Capital expenditures and acquisitions in continuing operations	482	113

	Three months ended March 31
Common Share Statistics	2003	2002

Net Income Per Share - Basic and Diluted	$0.43	$0.39

Dividend Per Share	$0.27	$0.25

Common Shares Outstanding (millions)
Average for the period	480.1	477.0
End of period	480.5	477.5